UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MAKO SURGICAL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

560879108

(CUSIP Number)

December 31, 2010

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560879108                                                                                Page 2 of 11 pages

(1) Names of Reporting Persons. Alta Partners VIII, L. P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 669,557(a)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 669,557(a)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 669,557(a) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.6% (b) EXIT FILING
(12) Type Of Reporting Person PN

(a)

Alta Partners VIII, L.P. (“APVIII”) has sole voting and dispositive control over 329,029 shares of common stock (“Common Stock”) and 340,528 shares of Common Stock warrant of Mako Surgical Corp. (the “Issuer”), except that Alta Partners Management VIII, LLC (“APMVIII”), the general partner of APVIII,  and Daniel Janney (“Janney”), Guy Nohra (“Nohra”) and Farah Champsi (“Champsi”), the managing directors of APMVIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b)

The percentage set forth in row (11) is based on an aggregate of 40,372,846 shares of Common Stock outstanding; 34,047 846 shares of Common Stock as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2010, and 6,325,000 shares of Common Stock per Purchase Agreement dated November 3, 2010.

CUSIP No. 560879108                                                                                Page 3 of 11 pages

(1) Names of Reporting Persons. Alta Partners Management VIII, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 669,557(c)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 669,557(c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 669,557(c) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.6% (b) EXIT FILING
(12) Type Of Reporting Person OO
(c) APMVIII shares voting and dispositive control over the 329,029 shares of Common Stock and 340,528 shares of Common Stock warrant beneficially owned by APVIII.

CUSIP No. 560879108                                                                                Page 4 of 11 pages

(1) Names of Reporting Persons. Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 669,557(d)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 669,557(d)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 669,557(d) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.6% (b) EXIT FILING
(12) Type Of Reporting Person IN
(d) Nohra shares voting and dispositive control over the 329,029 shares of Common Stock and 340,528 shares of Common Stock warrant beneficially owned by APVIII.

CUSIP No. 560879108                                                                                Page 5 of 11 pages

(1) Names of Reporting Persons. Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 669,557(e)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 669,557(e)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 669,557(e) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.6% (b) EXIT FILING
(12) Type Of Reporting Person IN
(e) Janney shares voting and dispositive control over the 329,029 shares of Common Stock and 340,528 shares of Common Stock warrant beneficially owned by APVIII.

CUSIP No. 560879108                                                                                Page 6 of 11 pages

(1) Names of Reporting Persons. Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 669,557(f)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 669,557(f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 669,557(f) EXIT FILING
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.6% (b) EXIT FILING
(12) Type Of Reporting Person IN
(f) Champsi shares voting and dispositive control over the 329,029 shares of Common Stock and 340,528 shares of Common Stock warrant beneficially owned by APVIII.

CUSIP No. 560879108                                                                                Page 7 of 11 pages

Item 1.

(a)

Name of Issuer: Mako Surgical Corp. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

2555 Davie Road

Ft Lauderdale, FL 33317

Item 2.

(a)

Name of Person Filing:

Alta Partners VIII, L.P. (“APVIII”)

Alta Partners Management VIII, LLC (“APMVIII”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

Farah Champsi (“FC”)

 (b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

 (c)

Citizenship/Place of Organization:

Entities:

APVIII -

Delaware

APMVIII -

Delaware

Individuals:

DJ

United States

GN

United States

FC

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  560879108

Item 3.

Not applicable.

CUSIP No. 560879108                                                                                Page 8 of 11 pages

Item 4

Ownership.

Please see Attachment A

		APVIII	AMPVIII	DJ	GN	FC
(a)	Beneficial Ownership	669,557	669,557	669,557	669,557	669,557
(b)	Percentage of Class	1.6%	1.6%	1.6%	1.6%	1.6%
(c)	Sole Voting Power	669,557	-0-	-0-	-0-	-0-
	Shared Voting Power	-0-	669,557	669,557	669,557	669,557
	Sole Dispositive Power	669,557	-0-	-0-	-0-	-0-
	Shared Dispositive Power	-0-	669,557	669,557	669,557	669,557

Item 5.

Ownership of Five Percent or Less of a Class

As of the date hereof, the reporting persons ceased to be the beneficial owner of more than 5 percent of the class of securities.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 560879108                                                                                Page 9 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 1, 2010

Alta Partners VIII, L.P.

By:  Alta Partners Management VIII, LLC

By:         /s/ Daniel Janney

Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:         /s/ Daniel Janney

Daniel Janney, Managing Director

              /s/ Daniel Janney

Daniel Janney

              /s/ Guy Nohra

Guy Nohra

              /s/ Farah Champsi

Farah Champsi

CUSIP No. 560879108                                                                                Page 10 of 11 pages

Exhibit A

Agreement of Joint Filing

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 1, 2010

Alta Partners VIII, L.P.

By:  Alta Partners Management VIII, LLC

By:         /s/ Daniel Janney

Daniel Janney, Managing Director

Alta Partners Management VIII, LLC

By:         /s/ Daniel Janney

Daniel Janney, Managing Director

              /s/ Daniel Janney

Daniel Janney

              /s/ Guy Nohra

Guy Nohra

              /s/ Farah Champsi

Farah Champsi

CUSIP No. 560879108                                                                                Page 11 of 11 pages

Attachment A

Alta Partners VIII, L.P. beneficially owns 329,029 shares of Common Stock and 340,528 shares of Common Stock warrant and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta Partners Management VIII, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Mr. Guy Nohra is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Ms. Farah Champsi is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.